Exhibit 99.1

Li-Cycle and Glencore Announce Plans for a Significant European Recycling Hub

Expected to create the first European fully closed-loop solution from lithium-ion battery material inputs to battery-grade products; would be the largest source of recycled battery-grade lithium as well as recycled nickel and cobalt in Europe

Expected new Hub processing capacity of 50,000 to 70,000 tonnes of black mass input per year

Definitive Feasibility Study to commence in mid-2023 and will leverage Li-Cycle’s leading technology and extend first-mover advantage to Europe

Fast tracked timeline enabled through repurposing part of Glencore’s existing asset base in Portovesme, Italy

TORONTO, Ontario (May 9, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, and Glencore International AG, a wholly-owned subsidiary of Glencore plc (LON: GLEN) (“Glencore”), a leading producer, recycler, and marketer of nickel and cobalt for the production of lithium-ion batteries, have signed a Letter of Intent to jointly study the feasibility of, and later, develop a Hub facility in Portovesme, Italy (the “Portovesme Hub”). The Portovesme Hub would produce critical battery materials, including nickel, cobalt and lithium from recycled battery content.

The Portovesme Hub will leverage Li-Cycle’s state-of-the-art hydrometallurgical technology and is expected to be the largest producer of sustainable battery-grade products in Europe.

Located in Sardinia, Italy, the Portovesme metallurgical complex consists of a lead-zinc smelter and hydrometallurgical facility which first started operations in 1929. The Portovesme site has substantial existing infrastructure, including access to a port, utilities, processing equipment from the hydrometallurgical plant and an experienced workforce.

Li-Cycle and Glencore will jointly commence a definitive feasibility study (“DFS”) for this project within 60 days from this announcement. The DFS is expected to be completed by mid-2024. Subject to a final investment decision by the parties, the project will proceed to construction with commissioning of the Portovesme Hub expected to commence in late 2026 to early 2027.

Li-Cycle and Glencore also anticipate forming a 50/50 joint venture that would repurpose part of the existing Glencore metallurgical complex in Portovesme, Italy to create the Portovesme Hub. This would enable a cost-efficient and expedited development plan. The project also contemplates competitive long-term financing from Glencore to fund Li-Cycle’s share of the capital investment.

Once operational, the Portovesme Hub is expected to have processing capacity of up to 50,000 to 70,000 tonnes of black mass annually, or the equivalent of up to 36 GWh of lithium-ion batteries. The black mass processed at the Portovesme Hub is expected to be supplied from Li-Cycle’s growing Spoke network in Europe and through Glencore’s commercial network. The Portovesme Hub is expected to be the first facility of its kind and scale to come online in Europe. Together with Li-Cycle’s Spoke network, and Glencore’s battery circularity platform, this facility would enable Europe to get one step closer to closing the loop on manufacturing scrap, as well as end-of-life batteries, fully within Europe, using hydrometallurgical processes.

Tim Johnston, co-founder and Executive Chair, Li-Cycle, commented:

“The planned Portovesme Hub is a landmark project for Europe’s battery recycling industry and is expected to be the largest source of recycled battery-grade lithium on the Continent. We are excited to expand our global strategic partnership with Glencore and build on our learnings from the Rochester Hub in support of the rapid growth of the lithium-ion battery ecosystem in an environmentally friendly manner.

“Li-Cycle’s expansion in Europe aligns with our modular rollout strategy, as we replicate our successful North American model, which mirrors customer demand and commercial contracting with a strategically located pre-processing Spoke network and centralized post-processing Hub.”

Kunal Sinha, Global Head of Recycling, Glencore, commented:

“This project, combined with our existing footprint in primary supply as well as recycling of battery metals, underpins our ambition to become the circularity partner of choice for the European battery and EV industry. This also marks a significant step in our collaboration with Li-Cycle, a preferred partner in the lithium-ion battery recycling space.

“Establishing a Hub through the re-purposing of our Portovesme site, which could become the first Glencore asset to produce battery-grade lithium, will enable us to truly close the loop for our European OEM and gigafactory customers across all aspects of the supply chain. It will shorten delivery times, reduce emissions by minimising the distance of the freight routes and support Italy and Europe’s ambitions to be a global leader in the circular economy.”

The Portovesme Hub, once operational, is expected to provide significant benefits to both Li-Cycle and Glencore by enabling an accelerated pathway to a Europe-based post-processing facility with low capital intensity due to the significant existing infrastructure, equipment, and experienced workforce at the Portovesme site.

Click here to access a short video about Li-Cycle and Glencore’s joint plans regarding the Portovesme Hub. Li-Cycle expects to provide further commentary on the Portovesme Hub during its 2023 first-quarter earnings conference call on May 15, 2023.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Glencore

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, we produce, process, recycle, source, market and distribute the commodities that support decarbonisation while meeting the energy needs of today.

With around 140,000 employees and contractors and a strong footprint in over 35 countries in both established and emerging regions for natural resources, Glencore’s marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore’s customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. Glencore also provides financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. Glencore is an active participant in the Extractive Industries Transparency Initiative.

Glencore recognises its responsibility to contribute to the global effort to achieve the goals of the Paris Agreement by decarbonising its own operational footprint. Glencore believes that it should take a holistic approach and has considered its commitment through the lens of its global industrial emissions. Against a 2019 baseline, Glencore is committed to reducing its Scope 1, 2 and 3 industrial emissions by 15% by the end of 2026, 50% by the end of 2035 and has an ambition to achieve net zero industrial emissions by the end of 2050. For more detail, see Glencore’s 2022 Climate Report on the publication page of its website at glencore.com/publications.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the plans of Li-Cycle and Glencore for a significant European recycling Hub in Portovesme, Italy; the expectation that the Portovesme Hub would be the first European fully closed-loop solution from lithium-ion battery material inputs to battery-grade products, and that it would be the largest source of recycled battery grade lithium as well as recycled nickel and cobalt in Europe, with an expected processing capacity of 50,000 to 70,000 tonnes of black mass input per year; the expectation regarding the commencement of a definitive feasibility study in mid-2023 and completion of such definitive feasibility study by mid-2024; the expectation of a fast-tracked timeline, low capital intensity, and a cost-efficient and expedited development plan, enabled through repurposing part of Glencore’s existing asset base, including existing infrastructure, equipment and experienced workforce; the expectation that, subject to a final investment decision by the parties, the project would proceed to construction with commissioning expected to commence in late 2026 to early 2027; the expectation regarding the formation of a 50/50 joint venture between Li-Cycle and Glencore; the expectation regarding a competitive long-term financing from Glencore to fund Li-Cycle’s share of the capital investment; the expectation that the Portovesme Hub would be supplied from Li-Cycle’s growing Spoke network in Europe and through Glencore’s commercial network; the expectation that the Portovesme Hub would be the first and largest facility of its kind and scale in Europe; and the expectation that, once operational, the Portovesme Hub would provide significant benefits to both Li-Cycle and Glencore. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.